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                      [MAYER BROWN ROWE & MAW LETTERHEAD]


February 26, 2002                                     1675 Broadway
                                                      New York, New York 10019-
To the Persons Listed on                              5820
 Schedule I Attached hereto
                                                      Main Tel (212) 506-2500
                                                      Main Fax (212) 262-1910
                                                      www.mayerbrownrowe.com

Re: Agreement and Plan of Reorganization for the Exchange of Stock of Morgan Stanley S&P 500 Index Fund for Substantially
     All of the Assets Morgan Stanley S&P 500 Select Fund, dated as of January 24, 2002 (the "Reorganization Agreement").

Ladies and Gentlemen:

     We have acted as counsel Morgan Stanley S&P 500 Select Fund ("S&P Select"), and Morgan Stanley S&P 500 Index Fund ("S&P Index") in connection with the proposed transfer of substantially all of the assets of S&P Select to S&P Index and certain other transactions related thereto pursuant to and in accordance with the terms of the Reorganization Agreement (the "Reorganization"). You have requested that we provide an opinion regarding the treatment of the Reorganization under the Internal Revenue Code of 1986, as amended (the "Code"), and the accuracy of the tax disclosures in the proxy statement and prospectus (the "Proxy Statement/Prospectus") on Exhibit 12 to the Form N-14 Registration Statement.

     In connection with rendering these opinions, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Reorganization Agreement, (ii) the Registration Statement on Form N-14 for the Reorganization, and the Proxy Statement/Prospectus and other documents, exhibits, attachments and schedules contained therein, (iii) written representations of Morgan Stanley Investment Advisors Inc ("the "Advisor") concerning certain facts underlying and relating to the Reorganization set forth in a letter dated February 26, 2002, and (iv) such other documents and materials as we have deemed necessary or appropriate for purposes of the opinions set forth below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such copies. We have not made an independent investigation of the facts set forth either in the Registration Statement, the Reorganization Agreement or such other documents that we have examined. We have consequently assumed in rendering these opinions that the information presented in such documents or otherwise furnished to us accurately and completely describes in all material respects all facts relevant to the Reorganization.

     We have also assumed for purposes of rendering our opinions (i) the accuracy of, and material compliance with, the representations of the Advisor set forth in the letter referred to above, (ii) the accuracy of, and material compliance with, the representations, warranties, covenants and agreements of S&P Select and S&P Index made in the Reorganization Agreement, and (iii) that there are no agreements or understandings other than those of which we have been informed that would affect our conclusions set forth below.


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     The opinions set forth below are based on the Code, the legislative history with respect thereto, rules and regulations promulgated thereunder, and published rulings, court decisions and administrative authorities issued with respect to all of the foregoing, all as in effect and existing on the date hereof, and all of which are subject to change at any time, possibly on a retroactive basis. In addition, there can be no assurance that positions contrary to those stated in our opinions may not be asserted by the Internal Revenue Service.

     Any change occurring after the date hereof in, or a variation from, any of the foregoing factual or legal bases for our opinions could affect the conclusions set forth below.

     In addition, the opinions expressed herein are given as of the date hereof and we express no obligation to advise you of any changes in the law or events that may hereafter come to our attention that could affect our opinions set forth below.

     Based on the foregoing, we are of the opinions that, for federal income tax purposes:

     1. The summaries of United States federal income tax consequences set forth in the Proxy Statement/Prospectus under the headings "Synopsis -- Tax Consequences of the Reorganization", "The Reorganization -- The Board's Consideration" and "The Reorganization -- Tax Aspects of the Reorganization" are accurate in all material respects as to matters of law and legal conclusions.

     2. The transfer of S&P Select's assets in exchange for S&P Index Shares(1) and the assumption by S&P Index of certain stated liabilities of S&P Select followed by the distribution by S&P Select of S&P Index Shares to the S&P Select Shareholders in exchange for their S&P Select shares pursuant to and in accordance with the terms of the Reorganization Agreement will constitute a "reorganization" within the meaning of section 368(a)(1)(C) of the Code, and S&P Select and S&P Index will each be a "party to a reorganization" within the meaning of section 368(b) of the Code.

     3. No gain or loss will be recognized by S&P Index upon receipt of the assets of S&P Select solely in exchange for S&P Index Shares and the assumption by S&P Index of the stated liabilities of S&P Select.

     4. No gain or loss will be recognized by S&P Select upon the transfer of the assets of S&P Select to S&P Index in exchange for S&P Index Shares and the assumption by S&P Index of the stated liabilities or upon the distribution of S&P Index Shares to the S&P Select Shareholders in exchange for their S&P Select shares.

     5. No gain or loss will be recognized by the S&P Select Shareholders upon the exchange of the S&P Select shares for S&P Index Shares.

     6. The aggregate tax basis for the S&P Index Shares received by each S&P Select Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the S&P Select shares held by each such S&P Select Shareholder immediately prior to the Reorganization.

     7. The holding period of the S&P Index Shares to be received by each S&P Select Shareholder will include the period during which the S&P Select shares surrendered in exchange therefore were held (provided such S&P Select shares are held as capital assets on the date of the Reorganization).

     8. The tax basis of the assets of S&P Select acquired by S&P Index will be the same as the tax basis of such assets to S&P Select immediately prior to the Reorganization.


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(1)  Capitalized terms used herein without definition have the meanings ascribed to them in the Reorganization Agreement.


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     9. The holding period of the assets of S&P Select in the hands of S&P
Index will include the period during which those assets were held by S&P
Select.

     These opinions are being provided to you solely in connection with the filing of the Registration Statement for the Reorganization. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

     We hereby consent to the filing of this opinion as an exhibit to the Proxy Statement/Prospectus and to all references to this firm under the headings "Synopsis -- Tax Consequences of the Reorganization" and "The Reorganization -- Tax Aspects of the Reorganization" in the Proxy Statement/Prospectus.


Sincerely,


/s/ Mayer, Brown Rowe & Maw


Mayer, Brown, Rowe & Maw


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                                  SCHEDULE I



Morgan Stanley S&P 500 Index Fund

Morgan Stanley S&P 500 Select Fund









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